Via Facsimile and U.S. Mail
Mail Stop 6010

December 3, 2007

Mr. John L. Workman
Executive Vice President and Chief Financial Officer
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, Alabama 35243

> **Re:** **HealthSouth Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Filed March 22, 2007**
> **Form 10-Q for the Period Ended March 31, 2007**
> **Filed May 9, 2007**
> **File No. 001-10315**

Dear Mr. Workman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief